July 27, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the "Company"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of Sandalwood Opportunity Fund (the "Fund"), a series of the Company. The primary purpose of the proxy statement is to solicit shareholder approval of a new sub-advisory agreement with Whippoorwill Capital Management, LP to replace one of the Fund’s current sub-advisers (Whippoorwill Associates Inc.).

If you have any questions, please contact Cassandra Borchers at (513) 352-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra.Borchers@ThompsonHine.com	965349.1